

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

<u>Via E-mail</u>
Mark O. Eisele
Chief Financial Officer
Applied Industrial Technologies, Inc.
1 Applied Plaza
Cleveland, Ohio 44115

      Re: Applied Industrial Technologies, Inc.
                Form 10-K for Fiscal Year Ended June 30, 2011
                Filed August 17, 2011
                File No. 1-2299

Dear Mr. Eisele:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Terence O'Brien

                                      Terence O'Brien
                                      Accounting Branch Chief